Exhibit 99.1

ANNOUNCEMENT

In connection with the news being circulated by international agencies that the South Korean authorities have rejected a shipment of frozen chicken exported by Perdigão, owing to the alleged existence of traces of a substance known as Chloranphenicol, Perdigão hereby:

•                  guarantees that the substance known as Chloranphenicol is NOT used in the breeding of poultry for the company’s production lines.  This makes it absolutely impossible for traces of this antibiotic to have been found in products produced by the company;

•                  informs that the sale and use of this substance in the Brazilian farming and animal breeding industry has been prohibited by the country’s industrial and sanitary laws since 1998, and that the company complies rigorously with the regulatory standards and requirements applying to these activities;

•                  informs that the National Residue Control Plan developed and carried out by the Ministry of Agriculture, Cattle and Food Supply, based on samples taken between 2006 and 2008, certified that 100% of the tests carried out to detect the presence of Chloranphenicol failed completely to find any trace of the use of this active principle in the Brazilian farming or animal breeding industry;

•                  reiterates that the company’s technical quality control teams maintain strict control over all stages of its production chain, ensuring compliance with the applicable legislation in Brazil and in the more than 110 international markets which the company serves;

•                  denies the information being circulated and announces that it intends to contact the South Korean sanitary authorities in order to investigate the alleged occurrence, given the absolute impossibility that traces of this antibiotic can have been found in products produced by the company;

•                  informs that it has received no notification regarding the alleged occurrence from either the South Korean sanitary authorities or the Brazilian Ministry of Agriculture, Livestock and Food Supply.

São Paulo (SP), March 11 2009.

Leopoldo Viriato Saboya

Financial and Investor Relations Director

Perdigão Companies